SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934

(Amendment No. 5) *

Merrimac Industries, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
590262 10 1
(CUSIP Number)
Lior Bregman 10 Sinclair Terrace Short Hills, NJ 07078 (201) 618-9853
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 590262 10 1

1.    Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only)
         Lior Bregman

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)

3.    SEC Use only

4.    Source of funds (See Instructions)
    PF

5.    Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
    United States

Number of Shares        7.  Sole Voting Power
Beneficially                 0
Owned by Each           ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Reporting Person         8.  Shared Voting Power
With:                    0
                       --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                    9.  Sole Dispositive Power
                          0
                   ---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
              10.   Shared Dispositive Power
                     0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
    0

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.    Percent of Class Represented by Amount in Row (11)
    0%

14.    Type of Reporting Person (See Instructions)
          IN

This Amendment No. 5 (“Amendment No. 5”) and final amendment, amends and restates, as detailed below, the Schedule 13D originally filed by Lior Bregman (“Mr. Bregman”) with the Securities and Exchange Commission (the “SEC”) on November 19, 2003 (the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D in the following manner:

Item 3                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

Filer is no longer a shareholder.

Item 4                      Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

On November 19, 2007, Mr. Bregman disposed of his investment in the Company.

Item 5.                     Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended as follows:

(a) and (b)      As of November 19, 2007, Mr. Bregman beneficially owns 0 shares of Common Stock.

(c)           The following table sets forth the purchases and sales of Common Stock of the Issuer made by Mr. Bregman in the last 60 days prior to the transaction.  All such purchases and sales were made in open market transactions on the American Stock Exchange:

Date of Transaction	Number of Shares Purchased (Sold)	Average Price Per Share
10/03/07	100	$9.93
10/05/07	100	$9.99
10/08/07	300	$9.85
10/09/07	600	$9.88
10/12/07	500	$9.97
10/16/07	310	$9.96
10/17/07	100	$9.96
10/22/07	(750)	$9.95
10/23/07	150	$10.04
10/25/07	200	$9.90
10/29/07	200	$10.04
11/02/07	5,500	$9.99
11/06/07	2,000	$9.95
11/13/07	(9,500)	$10.00
11/15/07	100	$9.93
11/15/07	(400)	$9.95
11/19/07	(299,600)	$9.00
11/19/07	(100)	$9.78

As a result of these sales, Mr. Bregman does not beneficially own any Shares and, accordingly, this Amendment No. 5 represents the final amendment to the Schedule 13D previously filed by Mr. Bregman.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2007

                                            /s/ Lior Bregman
Lior Bregman